                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of August 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

ANNOUNCEMENT OF CONSOLIDATED OPERATING RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2003

            On August 7, 2003, the registrant issued a press release announcing the outline of its first quarter consolidated operating results for the period ended June 30, 2003. Attached is a copy of the press release. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo Inc., included in the press release were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of its subsidiaries were prepared on the basis of accounting principles generally accepted in Japan. The operating results for the first quarter period ended June 30, 2003 in the press release are unaudited.

            The earning projections for the fiscal year ending March 31, 2004 included in the attachment contain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

            The registrant's earning projections are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the state of the economy in Japan and abroad, the effects of competition, the pricing of services, and the success of new products, new services and new businesses.

            No assurance can be given that the registrant's actual results will not vary significantly from the projected earnings.

            The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: August 7, 2003

Outline of Consolidated Operating Results                         August 7, 2003
for the First Quarter ended June 30, 2003                            [U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation
Code No.: 9432
Stock exchanges on which the Company's shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo
Address of principal executive office: Tokyo, Japan
 (URL http://www.ntt.co.jp/ir/)
Representative: Norio Wada, President
Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581
Adoption of U.S. GAAP: Yes

1. Outline of Consolidated Operating Results for the First Quarter ended June 30, 2003 (April 1, 2003 - June 30, 2003)

  (1) Consolidated Operating Revenues
      Amounts are rounded off to nearest million yen.

                                                   (Millions of yen)
  -------------------------------------------------------------------
     First quarter ended June 30, 2003        2,672,511       -%
     First quarter ended June 30, 2002                -       -%
  ------------------------------------------------------------------
        Year ended March 31, 2003            10,923,146    (0.9%)
  ------------------------------------------------------------------

      Notes: 1. Revenue recognition policy has not been changed from the year ended March 31, 2003.

             2. Percentages above represent changes compared to the previous quarter or year.

             3. Since quarterly financial disclosure has started from this quarter, the amount and change rate of consolidated operating revenues for the first quarter ended June 30, 2002 are not stated.

  (2) Supplementary information about operating revenues

       U.S. GAAP amounts are rounded off to nearest hundred million yen and Japanese GAAP amounts are rounded down to the next hundred million yen.

     (1) Operating revenues of NTT and its major subsidiaries                                                     (Billions of yen)
  ----------------------------------------------------------------------------------------------------------------------------------
            Details                    NTT            NTT East           NTT West            NTT          NTT DATA       NTT DoCoMo
                               (Holding Company)                                        Communications

                                  (JPN GAAP)         (JPN GAAP)         (JPN GAAP)        (JPN GAAP)      (JPN GAAP)     (U.S. GAAP)
                                Non-Consolidated   Non-Consolidated  Non-Consolidated  Non-Consolidated  Consolidated   Consolidated

  ----------------------------------------------------------------------------------------------------------------------------------
     First quarter ended                    98.4              554.3             535.5             262.9         166.4        1,252.3
        June 30, 2003
  ----------------------------------------------------------------------------------------------------------------------------------
   Year ended March 31, 2003               222.0            2,352.2           2,215.0           1,152.0         832.1        4,809.1
  ----------------------------------------------------------------------------------------------------------------------------------

     (2) The number of subscribers of major services and average revenue per user (ARPU)

         Please refer to the appendix.


2. Consolidated Financial Forecasts for the year ending March 31, 2004 (April 1, 2003 - March 31, 2004)

                                                                                                                  (Millions of yen)
  ----------------------------------------------------------------------------------------------------------------------------------

          Details                    Operating Revenues             Income before Income Taxes                Net Income

  ----------------------------------------------------------------------------------------------------------------------------------
  Year ending March 31, 2004             10,920,000                         1,235,000                           453,000
  ----------------------------------------------------------------------------------------------------------------------------------

         Notes: 1. These forecasts have not changed from the forecasts announced on May 13, 2003.
                2. These forecasts are forward-looking statements about future performance of the Company which are based on assumptions, estimates, judgments, projections and beliefs of the Company's management in light of information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from these forecasts.

(Appendix)

(1) Number of Subscribers of Major Services

------------------------------------------------------------------------------------------------------------------------------------
                                               At the end of 1st Quarter  At the end of this fiscal year  At the end of the previous
                                                  ended June 30, 2003          ending March 31, 2004           fiscal year ended
                                                                                   (Forecast)                  March 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
        Telephone and INS-Net
        ----------------------------------------------------------------------------------------------------------------------------
         East    Telephone Subscriber Lines              25,215                         25,031                         25,139
                 INS-Net Subscriber Lines                 5,121                          4,625                          5,260
                 -------------------------------------------------------------------------------------------------------------------
                 Telephone + INS-Net                     30,337                         29,656                         30,399
        ----------------------------------------------------------------------------------------------------------------------------
         West    Telephone Subscriber Lines              25,622                         25,457                         25,575
                 INS-Net Subscriber Lines                 4,726                          4,328                          4,868
                 -------------------------------------------------------------------------------------------------------------------
                 Telephone + INS-Net                     30,348                         29,784                         30,442
        ----------------------------------------------------------------------------------------------------------------------------
 Fixed   Fixed Rate IP Services
 line   ----------------------------------------------------------------------------------------------------------------------------
         East  FLET'S ISDN                                  616                            451                            651
               FLET'S ADSL                                1,714                          2,530                          1,430
               B-FLET'S                                     167                            611                            111
        ----------------------------------------------------------------------------------------------------------------------------
         West  FLET'S ISDN                                  581                            521                            621
               FLET'S ADSL                                1,355                          2,027                          1,127
               B-FLET'S                                     141                            588                             88
        ----------------------------------------------------------------------------------------------------------------------------
         NTT Group Major ISP                              5,846                          6,300                          5,709
               ---------------------------------------------------------------------------------------------------------------------
               OCN#                                       3,612                          4,000                          3,504
               Plala#                                     1,700                          1,800                          1,670
------------------------------------------------------------------------------------------------------------------------------------
 Mobile  Cellular                                        44,361                         45,760                         43,861
               ---------------------------------------------------------------------------------------------------------------------
               FOMA#                                        535                          1,460                            330
         ---------------------------------------------------------------------------------------------------------------------------
         i-Mode                                          38,648                         40,000                         37,758
               ---------------------------------------------------------------------------------------------------------------------
               FOMA#                                        507                              -                            303
------------------------------------------------------------------------------------------------------------------------------------

note 1:   1. In calculating the number of subscribers for INS-Net, the number of subscribers for INS-Net 1500 is multiplied by 10.
          #  Partial listing only.

(2)ARPU

------------------------------------------------------------------------------------------------------------------------------------
                                                                 1st Quarter ended  This fiscal year ending The previous fiscal year
                                                                   June 30, 2003        March 31, 2004        ended March 31, 2003
                                                                                        (Forecast)
------------------------------------------------------------------------------------------------------------------------------------
 Fixed   East  Telephone Subscriber Lines                                2,980              3,000                   3,020
 line            (Monthly charges + Call charges)
               ---------------------------------------------------------------------------------------------------------------------
               ISDN Subscriber Lines                                     5,800              5,670                   5,850
                 (Monthly charges + Transmission / call charges)
               ---------------------------------------------------------------------------------------------------------------------
         West  Telephone Subscriber Lines                                2,910              2,930                   2,950
                 (Monthly charges + Call charges)
               ---------------------------------------------------------------------------------------------------------------------
               ISDN Subscriber Lines                                     5,780              5,640                   5,830
                 (Monthly charges + Transmission / call charges)
------------------------------------------------------------------------------------------------------------------------------------
 Mobile  Cellular Aggregate ARPU (PDC)                                   8,040              7,810                   8,120
               ---------------------------------------------------------------------------------------------------------------------
               Voice                                                     6,140              5,980                   6,370
               i-mode                                                    1,900              1,830                   1,750
               ---------------------------------------------------------------------------------------------------------------------
         ARPU generated purely from i-mode (PDC)                         2,190              2,110                   2,110
         ---------------------------------------------------------------------------------------------------------------------------
         Cellular Aggregate ARPU (FOMA)                                  9,610                  -                   7,740
               ---------------------------------------------------------------------------------------------------------------------
               Voice                                                     6,360                  -                   5,050
               Packet                                                    3,250                  -                   2,690
                 i-mode#                                                 2,960                  -                   2,120
         ---------------------------------------------------------------------------------------------------------------------------
         ARPU generated purely from i-mode (FOMA)                        3,160                  -                   2,340
------------------------------------------------------------------------------------------------------------------------------------

     note 2: 1. Interconnection revenues are excluded.
             2. Revenues of FLET'S ISDN and FLET'S ADSL are added
                to ISDN revenues and Telephone revenues, respectively.
             3. In calculating ARPU of ISDN, the number of subscribers for
                INS-Net 1500 is multiplied by 10.
             4. i-mode ARPU = ARPU generated purely from i-mode x (no. of active
                i-mode subscribers/no. of active cellular phone subscribers)
             * No. of active subscribers used in ARPU calculation are as below
               PDC: 1Q Results: {(No. of subscribers at the end of previous qurater + No. of subscribers at the end of current quarter)/2}x3 months
               PDC: FY Results&Forecast: {(No. of subscribers at the end of previous fiscal year + No. of subscribers at the end of current fiscal year)/2}x12 months
               Fixed line, FOMA: 1Q Results: Sum of No. of active subscribers* (as defined below) for each month from April to June
               Fixed line, FOMA: FY Results&Forecast: Sum of No. of active subscribers*(as defined below) for each month from April to March *active subscribers = (No. of subscribers at end of previous month + no. of subscriber at end of current month)/2
             # Partial listing only.

--------------------------------------------------------------------------------
  The consolidated financial results forecasts above are forward-looking statements about the future performance of NTT which are based on the assumptions, estimates, judgments, projections and beliefs of the management of the Company in light of the information currently available to it. The projected numbers in this report were derived using certain assumptions that are indispensable for making projections in addition to historical facts that have been acknowledged accurately. Risks and uncertainties inherent in future projections, the Company's future business operation, the state of the economy in Japan and abroad, possible fluctuations in the securities markets and other changes in circumstances could cause the Company's actual results to differ materially from the projected figures above.
--------------------------------------------------------------------------------